**THE DREYFUS/LAUREL FUNDS, INC.
DREYFUS DISCIPLINED STOCK FUND**

**Supplement to Prospectus
dated October 1, 2004**

The following information supersedes and replaces any contrary information in the fourth paragraph of the section of the fund's Prospectus entitled "Management":

Effective October 20, 2004, Sean P. Fitzgibbon serves as the primary portfolio manager of the fund. Mr. Fitzgibbon has been employed by Dreyfus since October 2004. He is also a senior vice president, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team of The Boston Company Asset Management, LLC, an affiliate of Dreyfus, which he joined in 1991.

0728s1004

THE DREYFUS/LAUREL FUNDS, INC.
DREYFUS PREMIER LARGE COMPANY
STOCK FUND

Supplement to Prospectus
dated October 1, 2004

The following information supersedes and replaces any contrary information in the fourth paragraph of the section of the fund's Prospectus entitled "Management":

Effective October 20, 2004, Sean P. Fitzgibbon serves as the primary portfolio manager of the fund. Mr. Fitzgibbon has been employed by Dreyfus since October 2004. He is also a senior vice president, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team of The Boston Company Asset Management, LLC, an affiliate of Dreyfus, which he joined in 1991.

0318s1004

October 21, 2004

THE DREYFUS/LAUREL FUNDS, INC.

DREYFUS DISCIPLINED STOCK FUND
DREYFUS PREMIER BALANCED FUND
DREYFUS PREMIER LARGE COMPANY STOCK FUND

Supplement to Statement of Additional Information dated October 1, 2004

The following information supersedes and replaces any contrary information in the section of the Funds' Statement of Additional Information entitled "Management Arrangements – Portfolio Management":

Effective October 5, 2004, the portfolio managers of the Balanced Fund are: Emerson Tuttle, Elizabeth Slover, Gerald E. Thunelius, Keith Chan, Kenneth Smalley, Samuel Weinstock, William Howarth and Martin F. Fetherston.

Effective October 20, 2004, the portfolio managers of the Disciplined Stock Fund and Premier Large Company Fund are Sean P. Fitzgibbon and Martin D. Stephan.